Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No.: 001-06776
Pulte-Centex Merger Announcement — Final Investor Call Transcript
April 8, 2009

Operator:	Welcome to today’s conference call and webcast to discuss the combination of Pulte Homes and Centex Corporation. All participants are in a listen-only mode. Following the presentation the lines will be opened for questions and answers.

If you would like to ask a question during this time simply press star then the number one on your telephone keypad. To withdraw your question, press the pound key. I would now like to turn the call over to Calvin Boyd, Vice President of Investor Relations and Corporate Communications at Pulte, please go ahead.

Calvin Boyd:	Thank you, operator and good morning everyone. I’m Calvin Boyd, Vice President of Investor and Corporate Communications at Pulte Homes. Welcome to our conference call to discuss the combination of Pulte and Centex which was announced earlier today.

For those of you who have access to the Internet we will be using a slide presentation during today’s call. This presentation is available on both Pulte’s and Centex’s Web sites. And on the joint Web site that was launched this morning, www.premierbuilderusa.com. I want to alert everyone listening on the call and via the Internet that certain statements and comments made during the course of this call including statements regarding the expected completion and effects of the merger are considered forward-looking statements as defined by the Securities and Litigation Reform Act of 1995.

These statements include risks and uncertainties and assumptions that may cause actual results to differ. For a description of risks that could cause actual results to differ materially from these forward-looking statements please review today’s press release and reports filed by Pulte and Centex with the SEC.

All forward-looking statements are based on information available to the companies on the date of this call and the companies do not undertake any obligation to publicly update or revise any forward-looking statements as a result of new information in the future. In connection with the proposed transaction Pulte and Centex will be filing documents with the SEC including the filing by Pulte of the registration statement on Form S-4 and Pulte and Centex intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Pulte.

Before making any voting or investment decision investors are urged to read the joint proxy statement prospectus when it becomes available because it will contain important information about the proposed transaction.

Now moving on to slide three, your hosts for today’s call are Richard Dugas, President and Chief Executive Officer of Pulte, and Tim Eller, Chairman and Chief Executive Officer for Centex. Roger Cregg, Executive Vice President and Chief Financial Officer of Pulte, will also be making some prepared remarks on today’s call. Cathy Smith, Executive Vice President and Chief Financial Officer of Centex, is joining us as well.

As always at the end of our prepared comments we will have time for Q&A. With that I’ll turn the call over to Richard.

Richard Dugas:	Thank you, Calvin and good morning everyone. Thank you for joining us on such short notice. As Calvin mentioned I’m here with Roger Cregg and we’re pleased to be joined by Tim Eller and Cathy Smith. We are truly excited about this morning’s announcement that Pulte and Centex have agreed to merge in an all stock transaction.

By combining our companies we are creating the nation’s premier home builder which will position us well over the short and long-term. Before I discuss why I believe that a combination of our businesses is such a great opportunity to enhance the value we provide to both our shareholders and our customers I’d like to ask Tim to begin with a few opening remarks. After Tim’s remarks I’ll discuss the compelling nature of this combination and Roger will walk through the financial aspects and benefits of the transaction.

I’ll provide some brief closing remarks and then we’ll open the call to your questions. Tim?

Tim Eller:	Thanks, Richard, and thanks to everyone for joining us this morning. I’d like to begin by echoing Richard’s enthusiasm for this compelling combination. Today’s announcement represents a significant moment in Centex’s history and a key milestone for the U.S. home building industry as a whole.

The combination of Centex and Pulte will create a company that has unrivaled firepower to capitalize on future opportunities in home building and is capable of delivering significant additional value to both companies’ stakeholders.

This combination is a game changer, pure and simple. Let me explain why I believe this is the right transaction at the right time. Centex is always looking for ways to deliver more value to our investors and drive our company forward. In this very difficult economic environment we knew that sitting still was not an option and that the best way to control our destiny and make sure we come out on top is to be the driver of change.

As we look to the future our board decided that we wanted to put our company and its shareholders in the best possible position to weather this downturn and take advantage of the opportunities when the economy starts to recover. As we studied our opportunities it became clear that a combination with Pulte was the best way to reach our goals.

By taking decisive action now we get a jump on the rest of the industry and get to team with the optimal partner for our business. And after my initial conversations with Richard I knew our organizations would complement one another across many fronts.

Simply put we share a commitment to excellence and building shareholder value. We’re recognized industry leaders in customer satisfaction. We have similar cultures and rich traditions of delivering quality and value. And we have talented, hardworking people at the heart of our organizations.

From a Centex shareholder perspective this transaction is compelling and attractive. First, Centex shareholders will receive an immediate premium and get to participate in the future upside potential of a much stronger, better positioned combined company that will be able to immediately benefit from significant synergy opportunities.

As a combined organization we’ll stand out from home building peers with a robust balance sheet and the strongest liquidity position in the industry. Joining forces with Pulte also enables us to have a strong position in many key markets and customer segments.

The combined company will be able to leverage a number of strong brands, improve geographic diversity and achieve greater financial reserves. Our current and future customers will benefit from our shared commitment to the highest standards of excellence in customer service as well as our more than 120 years of combined experience, knowledge and expertise.

And as a stronger, more competitive organization we can also create new and better opportunities for our employees. I know that Richard and Pulte recognize what Centex has built over the years. And I am very proud to acknowledge the hard work of our incredibly talented team.

We also have a great deal of respect for Richard and Pulte and are excited to join forces with their team. From a personal perspective I am very much looking forward to serving on the board of the combined company. We couldn’t be more enthusiastic about the new partners and the value creation opportunities that lie ahead.

Without question we believe this is the right step for Centex for our investors, customers and employees. So let me now turn it back over to Richard.

Richard Dugas:	Thank you, Tim. Let’s move on to slide four. As I mentioned at the outset combining Pulte and Centex will create America’s largest and best positioned home builder. As Tim already mentioned it’s no secret that we’re navigating through one of the toughest market environments any of us have ever experienced.

We’re seeing unprecedented volatility in the stock market, limited mortgage availability and rising unemployment throughout the country. These factors have placed tremendous downward pressure on consumer confidence. The impact on the housing market has been no less dramatic.

Our industry has experienced a prolonged decline in housing demand, lower prices for homes and an increase in foreclosure rates. And although the unsold inventories of new and existing homes have declined of late the month’s supply of homes remains at historically high levels.

In spite of these very difficult market conditions we’ve maintained a sharp focus on executing successfully on our goals. We know that the housing market will rebound at some point and, in fact, we are cautiously optimistic that we are beginning to see the early signs of housing stabilization.

Encouraging indicators include new home sales rising 4.7 percent in February and existing home sales increasing 5.1 percent. Interest rates are at historic lows and together with the declines in housing prices have improved affordability. However, it’s not enough for us simply to wait for the recovery to occur.

We must be proactive to ensure that we not only survive but thrive in this industry in any economic climate. By combining with Centex we believe that we build on our leadership position in this industry and are poised to accelerate our return to profitability benefiting all our stakeholders including shareholders, employees and customers.

Centex’s significant presence in the entry level and move up categories is complemented by Pulte’s strength in both the move up and active adult segments. The latter through our popular Del Webb brand.

Together our combined companies will have combined last 12-month revenues of $11.6 billion, combined last 12-month closings of approximately 39,000 homes and strong market share positions across key geographic markets and customer segments with top three positions in 25 of the top 50 markets.

In addition to our increased scale together we’ll be better positioned to capitalize on opportunities when the market returns to more normal levels. As a combined company we’ll have the opportunity to improve market share in our existing markets, leverage our management depth, brand names and marketing network and improve operating leverage on existing and future land positions.

On slide five you’ll note that in addition to the compelling strategic and operational benefits this combination affords there are also significant financial benefits which Roger will discuss in more detail later on the call.

We are delivering substantial value to Centex shareholders. And the shareholders of both companies will have the opportunity to participate in the upside potential we see as a result of the combination.

In addition, I’ll note at a high level that a combined Pulte and Centex will have a strong balance sheet with significant synergy opportunities of approximately $350 million annually. We expect that these synergies will position us to return to profitability more quickly, which is something we firmly believe is in the best interest of our shareholders.

As a combined company, we will maintain our commitment to a healthy balance sheet, cash generation, effective inventory management of both land and homes, and a very lean cost structure. Given the compatibility of our companies we’re confident that the integration will be efficient and seamless and that our commitment to customers will only grow stronger.

Slide six illustrates just how strong our market position will be across the country. As I mentioned we’ll have a top three position in 25 of the top 50 markets in the United States underscoring our market leadership across geographic markets and product classes.

On slide seven you will see that we will be the number one U.S. home builder by almost any measure whether it is closings, revenue, or market cap. As you can see on slide eight, Pulte and Centex operate in many of the same markets and our combined presence will produce marketing, operational and cost benefits as well as opportunities for extending our brands.

The combination will expand our geographic footprint to cover 59 markets, 29 states, and the District of Columbia. Now let me turn to slide nine. Both Pulte and

Centex have established ourselves as leaders in the industry because we have outstanding products matched by our exceptional service.

We’re excited about combining our complementary products and the strength of our teams in order to continue providing best in class service to our customers throughout the country. As you can see from this chart Pro Forma Pulte will have a balanced portfolio with a fairly even distribution, approximately 30 percent each of closings from first time, first move up, and active adult homes in a somewhat smaller portion from second move ups.

As we turn to slide ten, you’ll see the combination of Pulte and Centex will offer exceptional homes in well designed communities that meet the desires of a cross section of buyers ranging from first time buyers to baby boomers.

Fox and Jacobs Homes, Centex Homes, Pulte Homes, DiVosta Homes, and Del Webb are all top brands known for entry level, first move up, second move up, and active adult purchasers throughout the nation.

This powerful brand line up is consistent with Pulte’s vision of creating the industry’s best and most recognized brands and leveraging those brands across America. With that I’d like to turn the call back to Roger.

Roger Cregg:	Thank you, Richard. Slide 11 outlines the terms of the transaction. Under the terms of the agreement Centex shareholders will receive 0.975 shares of Pulte common stock for each share of Centex they own.

Based on Pulte’s closing price on April 7th, 2009, the transaction has a value of $10.50 per Centex share, which represents a premium of 32.6 percent in the 20-day volume weighted average trading price of Centex’s shares.

The combined company currently would have an equity market capitalization of $4.1 billion and an enterprise value of $7.2 billion. Upon closing of the transaction Pulte shareholders will own approximately 68 percent of the combined company and Centex shareholders will own approximately 32 percent.

Upon completion of the transaction, which we expect will occur in the third quarter of 2009, Richard Dugas will assume the positions of Chairman, President, and Chief

Executive Officer of Pulte. Tim Eller will join the Board of Directors of Pulte as Vice Chairman and will serve as a consultant to the company for two years following the close of the transaction.

The Board of Directors of Pulte will be expanded and will include four current members from the Centex Board and eight members of the current Pulte Board including Company Founder and current Pulte Chairman, Bill Pulte.

The transaction is subject to approval by both companies’ shareholders and the satisfaction of customary closing conditions and regulatory approvals. Certain of Pulte and Centex officers and directors, including Mr. Pulte, have agreed to vote certain of their shares in favor of the transaction.

The combined company will be called Pulte and will be headquartered in Bloomfield Hills, Michigan. The company plans to maintain a significant presence in Dallas, Texas.

Now let’s turn to slide 12. Managing inventory for cash as you know has been top of mind for us over the past couple of years. One of the real benefits of the Pulte Centex combination is that together we will have more than 50,000 owned and finished lots.

This fully developed lot inventory represents a cash flow opportunity for our combined company as we close on homes and harvest the previously spent land dollars.

As you will see on slide 13, we have consistently stated that generating cash, maintaining a lower cost structure, and managing our inventory levels are our top priorities. The combined company will have the strongest liquidity position among our peer group with more than $3.4 billion of cash as of March 31st, 2009, up from 3.1 billion at December 31st of 2008. Pulte and Centex each ended March with approximately $1.7 billion of cash.

Moving to slide 14, we expect pro forma total debt to total book capitalization to be around 60 percent and net debt and net book capitalization to be around 45 percent. With the added liquidity as a result of the combination we expect to retire more than $1 billion of debt maturities by the end of calendar year 2009, bringing our total debt to total capitalization closer to 50 percent.

Pulte’s commitment to a healthy conservative balance sheet has not changed and our track record of reducing leverage after the Del Webb transaction further supports our ability to achieve these goals.

Turning to slide 15, as Richard mentioned briefly in his opening remarks Pulte estimates that efficiency gains and other savings from this transaction should generate cost reductions of approximately $350 million annually. Of that total, approximately $250 million is expected to come from corporate and field overhead savings and $100 million is expected to come from debt and expense relief.

We expect to realize a significant portion of the estimated cost savings during the first full year of operations after the transaction is completed with the full amount realized by the third year. We also expect to realize additional savings opportunities through production efficiencies and purchasing synergies that have not been included in our estimates.

As mentioned earlier in regards to our Del Webb transaction we have a successful track record of integration and expect to successfully achieve the estimated efficiencies and cost savings in this combination.

With that, I’d like to turn it back to Richard for some closing remarks.

Richard Cregg:	Thanks Roger. Turning to slide 16, I am confident that we can integrate our two organizations quickly and seamlessly. Our cultures are compatible and our collective talents and expertise will create a strong combined enterprise.

To guide a successful transition, a integration team has been formed that will be headed by Tim Eller and myself. Roger Cregg and Steve Petruska will also continue in their roles as CFO and COO, respectively of the combined company.

While it is premature to discuss specifics now, there will be significant overlap in functions and head count reductions will be part of the process. We are uniting two companies that proudly differentiate themselves in the marketplace with the quality of the products that we offer.

By harnessing the strength of both companies, the combined entity will be well positioned and navigate the current housing downturn with an unmatched platform for sustainability and growth.

We look forward to working together to achieve a smooth integration of our two companies. Before we open the call to your questions, I’d like to reiterate why we believe in this combination and the benefits it will deliver to all of our shareholders and other stakeholders.

This is the right combination at the right time. And we believe that we will enjoy the first mover advantage that comes with merging with our preferred partner. In many respects as we’ve detailed throughout this presentation, Pulte and Centex are the two most similar companies in this industry and this is one of the reasons we’re so confident in this being the right transaction.

As the industry prepares for further consolidation, we believe acting first gives us an advantage. We can build on our collective strengths and expand our market reach in new and existing locations. By combining our strong brands and leveraging our strong land position, we are enhancing our earnings and growth opportunities.

This combination capitalizes on our core strengths, enhances our liquidity position, and allows us to maintain a strong balance sheet that should enable us to take advantage of market opportunities as they arise.

We are excited that we have found a partner that shares our values, culture, and commitment to meeting the demands of our customer base. In the environment we are truly excited to have the ability to create a stronger, more diversified company, well positioned to take advantage of the eventual industry recovery.

With that, we will now open the call to your questions. Operator, if you could help us with that please.

Operator:	We will now begin the Q&A session. As a reminder, if you would like to ask a question, please press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Ivy Zelman with Zelman and Associates.

Ivy Zelman:	Good morning, everybody. Big day today. You’re obviously solidifying yourself as one of the long-term survivors in this market. And certainly the cultural fit makes sense.

You know one of the big questions we ask is, is bigger better? And you know when you look at the amount of land that you guys are going to have combined and certainly there is impairments that will continue, what are the returns on that you know on that book of land look like longer term.

And you know some people might have said Richard, you could have gone out and bought a lot of land at pennies on the dollar as opposed to acquiring a lot more land that might have a significant deflationary component still.

So that’s sort of the big question and there is no question long-term you’re a survivor but how do you deal with these depressed returns that you’re going to have as a result of all the land that you’ll have and certainly you don’t need to buy more land so you’re not going to be buying land at pennies on the dollar because you certainly don’t need it.

In other words, just a quick question on the NOLs with the change in control trigger. What percent of Centex NOLs we’ll be able to use, if at all. A lot of questions in there but I promise I’m done and I’ll go to let somebody go after me. So thank you.

Richard Dugas:	Thanks Ivy, this is Richard. A couple of comments here. First of all in terms of your question about is bigger better. We believe the combined companies allow for a return to profitability more quickly than as a stand alone entity, either of us standing alone.

So we’re very, very confident in our ability to achieve the synergies that we’ve outlined in the press release and in the comments this morning and that’s certainly one of the benefits of this transaction. Secondly, the combined companies’ cash position of $3.4 billion effectively allows us to pay down debt while at the same time providing ample liquidity for the future.

Now turning to the land matter that you asked about, I would point out that many of the lots that are available to be purchased today inexpensively are not the lots that you would want to acquire. They’re frankly B and C positions that are coming to market, not the A properties.

That is clearly not the case with Centex’s properties. They have terrific locations that are strategically positioned in locations where we need land, as an example Pulte does not have a strong presence in Texas and Centex has a fabulous presence in Texas. I’d also point out their strength in the coastal Carolinas.

In addition to that, the segment fit with our company is outstanding. We are not strong in the entry level and first move up categories which of course, have excellent mortgage availability today and are frankly one of the best positioned parts of the business. and Centex does, so we’re very excited about the strategic fit there.

So from a standpoint of land, effectively if you think about it we’re able to get excellent land with equity and use cash to pay down debt. So we think it’s a very smart combination, a very strategic combination and with that I’ll turn it over to Roger to answer the question about NOLs.

Roger Cregg:	Yes, on the question of NOLs, Section 382 does limit the ability to use those NOLs. But the limitation is basically for five years and then if you still own assets after the five years, it becomes unlimited. So you know for the Centex portion, definitely limited for the first five years itself.

Operator:	Your next question comes from the line of (Megan Macgard) with Barclay’s Capital.

(Megan Macgard):	Good morning. Thank you. I just wanted to follow up on your comment earlier on Del Webb and if you could just give us some insight into what you learned from that integration. And how you can apply that to integrating Centex into your business.

Richard Dugas:	Yes, (Megan), this is Richard. The Del Webb transaction was a very large transaction and we learned a number of things there. First of all, prudent integration plans are important and that’s one of the reasons we’re so excited to merge with Centex because we’re such similar as companies.

The integration side of this, we believe, will go smoothly because we share so many similar values. So, one of the learnings from the Del Webb transaction is that a good integration plan and appropriate plans around it are important.

Secondly is speed is important as well. While we don’t want to rush here to integrate the companies, we do want to act with appropriate urgency and part of our learnings on the Del Webb integration is that the faster that we move as combined companies, the better off we’re going to be to position ourselves for the future.

And those are a couple of big learnings that we’ve had and we’re very confident that our experience there and our history there put us in perhaps the best position in the industry to help integrate Pulte and Centex together.

(Megan Macgard):	Great and just as a quick follow-up, in terms of the speed of that integration what do you see as the biggest risk to integrating the company as quickly as you want?

Richard Dugas:	(Megan), I think any time when you’re talking about integration the biggest risk will be around the compatibility of the company’s philosophies and fortunately here we share such similar cultures, focus on employees. Frankly we’re the two dominant companies in the industry regarding customer satisfaction, so certainly integration is important, but I believe that we’ve minimized those risks dramatically here.

Tim, any thoughts on that?

Tim Eller:	I would agree with that, (Megan) from our earliest conversations with Richard it was clear that these two companies aligned in many ways not only through culture but through brands and through complementary geographies, so we view the integration risk as, while present, much more optimistically than any other combination we could have imagined.

(Megan Macgard):	OK, great. Thanks, I’ll get back in the queue.

Operator:	Your next question comes from the line of Michael Rehaut with J.P. Morgan.

Michael Rehaut:	Hi, thanks. Good morning, everyone.

Richard Dugas:	Good morning, Mike.

Michael Rehaut:	First question, I think similar to one asked before from a — in terms of what actually you’re buying you know Richard or Roger, have you been able to look under the hood and see the inventory balance right now? As of the December quarter Centex was stated at about, on a combined basis, over $4 billion.

Certainly Centex has been taking impairments as the entire industry has. Do you have a sense of what that inventory balance would be valued post-merger and what you’re buying in terms of the stated dollar value, that $4 billion, what you — what the valuation might be once it comes onto Pulte’s books?

Roger Cregg:	Hey Mike, this is Roger. First of all, there’s two different valuations that you basically have. One is today we look at a lot of the impairments we have based on the pricing and the pace in the margin levels, and certainly that’s what the industry has been dealing with over the last three-plus years.

A different standard in purchase accounting is going to be applied to this level, where we look at FAS 157 to go to a fair value. So we would have to run all of those models on every one of those projects to take a look at what that fair value of the asset is, and basically it’s a higher standard than you would find in the impairment model.

And so that potentially will lend itself to a different valuation than we see today that we’re all running our models on, quite frankly, from that side of it on the impairment side. So again, I can’t give you that until we actually get there to look at what those assets are worth you know after the close, and so we’ll be able to really take a look at that.

From the valuation standpoint and looking at the assets themselves, we had a very robust due diligence period where we went through a lot of the assets. I get great comfort in looking at the conservative nature that Centex has as well as the you know the accountants that applied the same standard across the industry, whether it be themselves or us, the way we look at the valuation of our assets from quarter to quarter. So again, taking a pretty good look at that, we feel pretty comfortable with where we are.

Michael Rehaut:	OK, and just before I move on the second question, just to clarify your comments, when you say a higher standard versus impairments, you mean a more conservative standard?

Roger Cregg:	Yes, that’s correct. You would run every asset through basically DCF, which would be — on the other standard, you only run those at trigger, the potential to look at it for an impairment.

This is you would take all the assets, you would mark those to fair value, and the difference would be goodwill, and then you would also take the debt at the same time and run those through fair value and the difference would be you know to the goodwill as well — so, a different standard than you would find today in the typical impairment model that we’re using, as I said, over the last three-plus years.

Michael Rehaut:	OK. Second question, kind of related to the first, how long, if you could give us an idea — you said you’ve taken a look at their properties and come to a good degree of comfort in their accounting and their market positions, how long was the due diligence period and were you able to get out market by market? And I was wondering if you’d just give us a sense of the actual length of the review period that you took.

Richard Dugas:	Mike, this is Richard. Any time you have two public entities coming together, the due diligence process has got to be tightly managed, so we had a robust due diligence period, as Roger indicated. It was extremely cooperative between both companies. We certainly got a look at anything we asked for, as did Centex on the Pulte side.

But another thing I would point out is that we compete, or have competed, with Centex for years and are very familiar on a local level with their people, their assets, their positions. So we feel very, very good about you know everything involved in the transaction from that standpoint.

Michael Rehaut:	OK, one last word if I could, and I appreciate that comment, Richard. The cost synergies, you said a significant portion to be realized by — I wasn’t sure if it was within the first 12 months of the close of the transaction or just by the end of 2009, number one.

And number two you know what would you consider significant if you could just us, if it’s possible, a rough percentage for the $250 million and the billion dollars of debt retirement. How much of that is the $100 million of debt expense if not — is it all of it?

Roger Cregg:	Yes, Mike, this is Roger again. You know basically we’re looking for a full first year, so that wouldn’t be necessarily the calendar year 2009. We’ve got to basically get through you know the integration process, so that will take some time. So typically we’re looking at a full first year and then a full second year.

So in a significant — would be probably be you know probably in the 50 percent range plus or minus by the second full year, and then the balance of it you know through the full third year. So you know that drives that.

On the debt side, the $100 million is relatively the interest expense associated with $1 million plus or minus, and again we have to tactically work through you know how we approach that overall. And I don’t have a comment on that from exactly what we will do, but that tactics on there will be worked out over the next couple of months.

Operator:	Your next question comes from the line of Dan Oppenheim with Credit Suisse.

Daniel Oppenheim:	Thanks. I was wondering if you can just talk about the — your thoughts on the timing — at the start of the conference call, you had mentioned that you’re starting to see some better signs for housing potentially at the bottom and cited some stats outside of your own business.

Can you address sort of how confident you are based on the trends that you’re seeing in your business currently? And then given that you’re obviously buying land assets, how do you think about the risks that you could be potentially buying too early here and the risks of that value being lower than what you’re paying for it now?

Richard Dugas:	Dan, this is Richard. I’ll give a comment and then maybe ask Tim to comment on that as well. We haven’t talked any more than we have at the end of our fourth quarter calls regarding these particular signs our individual companies have seen.

But I would just remind everyone that the first quarter has shaped up, particularly from a traffic and new order standpoint, better than the fourth quarter of last year, and that’s certainly something that you know we’re watching overall specifically.

In terms of the land question, I think you have to look at the individual land assets that are involved in the transaction, and Centex has terrific land assets. And I think you can see that based on the cash number we presented this morning that they’re generating cash from that land, which indicates they’ve got strong demand, relatively strong demand for their land.

We’re not talking about going out into the marketplace and looking at what’s available today, which as I mentioned earlier, typically your B and C locations, we have not seen A properties come back on a raw basis or a developed lot basis to any great degree yet. That’s not what we’re talking about in this transaction; we’re talking about very well-positioned lots in the markets that are complementary to our company, but Tim, your thoughts?

Tim Eller:	Yes, Dan. You know this combination will accelerate our return to profitability regardless of the exact timing of our recovery. The combination improves our market share in our existing markets.

((Inaudible)) management depth and brands and our marketing networks, it increases the operating leverage on the land positions that we already have, particularly Centex’s holdings in Texas, the Carolinas which complement Pulte’s holdings in the desert markets, Florida and the Midwest, and really complementary segments, as well. There’s so many complementary synergies here that leverages those land assets on the part of both companies.

Daniel Oppenheim:	Thanks very much.

Operator:	Your next question comes from the line of David Goldberg with UBS.

(Susan):	Good morning, it’s actually (Susan) for David. Going back to the land position a bit, can you just talk about how you’ll balance the longer land position that something like an active adult business traditionally has versus the kind of move that Centex has made more recently to have a lighter land position in its traditional business and to kind of work on a more (just-in-time) basis when you think about that asset?

Richard Dugas:	(Susan), this is Richard. That’s a great question. By nature, the Del Webb assets that Pulte has are longer in duration because of the size of the projects. The traditional side, which is the non-active adult side which would primarily here be entry-level and then first move-up we’re talking about, normally lend themselves to a more asset-efficient model that Centex has been following. And so we feel it’s extremely complementary here.

Overall, the land assets that Centex controls are typically shorter in duration of each individual project by nature of the buyer groups that they’ve targeted, and we feel it’s very complementary. It takes the combined company from, as I mentioned, almost half Del Webb to now a much more balanced portfolio. And particularly the strength of the entry-level and first move-up buyer and the mortgage availability for those buyers today is very attractive. Tim?

Tim Eller:	Yes, I’d totally agree with that. The — I don’t see any reason that we would need to change the land strategies for our first time and first time move-up brands. And again, these are complementary approaches to land.

(Susan):	OK, and then just quickly, are there any markets that you expect that you may not want to be in longer-term or any changes to the geographic footprint that could come?

Richard Dugas:	(Susan), this is Richard. I think it’s a little early, frankly, to speculate on that. We need to dig into the details. Clearly, one of the benefits here is the scale in each individual market that we’re going to have. We want to make sure that’s appropriate.

We’ll also point out it could give us an opportunity to leverage our brand strength, as an example the Del Webb brand, potentially in some of the markets that Centex has operated that Pulte is not in today; so, a little premature to comment on the details of that, but more to follow.

(Susan):	OK, thank you.

Operator:	Your next question comes from the line of Nishu Sood with Deutsche Bank.

Nishu Sood:	I wanted to follow up on the deferred tax issue. If I understand your description correctly in this transaction under section 382, assets that have a deferred tax loss attached to them that you still have after five years, you’ll be able to you know get recognized that tax loss carried forward.

But given the shorter land position of Centex and the likelihood that you know we’re going to have some type of housing recovery here within the next five years, how much recently of the $800 million or $900 million — I forget what the exact number is — of the deferred tax assets that currently exist would you expect to still be available? How many of those assets would you still expect to be available after five years have past?

Richard Dugas:	I think you’re still going to be a significant portion that is going to be available. Basically you know you look at the limitation and the size of the deferred tax asset that’s not lost. So when you get past the five years you’ve got the ability to capitalize on that.

And that’s really only the you know the Centex assets not the Pulte assets. Today in the combination there is roughly about $2.5 billion between the two companies and in tax assets that again, with the limitation would be on the Centex assets alone.

Nishu Sood:	Got it. OK, second question I wanted to ask was Richard as strategically I listened to the rationale for the combination you talk about expense reduction, you talk about product you know product overlap, having a more diversified product offering, geographic overlap but — so mainly it seems internal benefits to the new consolidated entity but you also described the first mover advantage, which would imply that there might be future acquisitions among other builders — I’m sorry mergers among other builders or that there is some type of relative advantage.

So I am just trying to reconcile those two. I understand the internal benefits to the new entity but what exactly is it here that’s going to give you a first mover advantage or relative advantage over your peers?

Richard Dugas:	I think the clear answer to that is the ability to pick your partner. And we have the two most similar companies in the industry. There has certainly been discussion of consolidation in this industry for quite some time.

Many of you have asked about that and pointed out the relative merits of that. And I would just say that it could be a significantly different outcome if companies that did not share the same kind of similarities and benefits and philosophies that we have together — got together.

So, the idea of the ability to get together and merge with our preferred partner on both sides I think both companies would say were the two most similar companies in the industry that have frankly, talked about this for sometime is a game changer.

And you could envision other combinations that frankly, might be a lot more difficult to integrate despite the financial benefits et cetera that may occur and candidly in any transaction integration is critically important. It’s only exciting if you can get to the benefits so we feel very good from that standpoint. And I would ask Tim to make a comment there too.

Tim Eller:	Yeah, absolutely Richard. I mean this creates the largest and best position home builder in the industry. And from our standpoint it was the opportunity to choose our own partner and create that combination.

So, in all most every respect we have complementary companies, cultures, geographies, customer segments, and focus on the customer. And it results in a company with significant financial strength, which is going to be a compelling combination not only for investors but for other stakeholders as well. As we look at taking advantage of those land opportunities that I think are going to be historic in proportion.

Operator:	Your next question comes from the line of Ken Zener with Macquarie.

Ken Zener:	Good morning.

Richard Dugas:	Good morning Ken.

Ken Zener:	Given that the past acquisitions were generally timed around acquiring you know cheap assets or gaining access to new markets it seems obviously like the dynamics are different. Because it’s focused on returning to profitability earlier than you would have.

It seems that two ((inaudible)) the back of the envelope estimates that we did that is roughly going to be 17 percent of kind of the (LTM) SG&A or 25 percent of the fixed SG&A. If you could kind of respond to that magnitude is my first question?

Richard Dugas:	Hey Ken this is Richard and then maybe Roger give a little more detail. That is a combination of corporate overhead, synergies, as well as field overhead synergies.

Roger Cregg:	Yes, typically what you see Ken is you know the redundant costs for instance that you know at the corporate the public company type costs and those are the first things that you take a look at that you know quite frankly, have to address.

So, we think there is a lot of benefit for that and we basically, identified close to $100 million for that. If you look in the field organization quite frankly, just take advertising for instance. We’re in the same markets and we spend about the same amount of money in each one of those markets. Roughly, in excess of $40 million each in advertising.

So some of those synergies are easily you know handled from that standpoint to combine those and maximize the opportunity in those particular markets to put them together. There are others all the way through you know the organization that we look at where there is overlap that you know we think you know will add value.

And I will tell you as well when we look at those we think they are conservative approaches. We don’t and have not included in our estimates anything on the purchasing synergy side or the production efficiency side. As Richard mentioned earlier, and Tim also mentioned, that we both embarked on that on the last year plus trying to improve the operations, which we know will provide you know value going forward as well.

Ken Zener:	OK, good. If you could just expand then because it is very interesting what were the factors that led to the M&A discussion and if you could — how much did price play into that, the timing, and to the extent that you know you guys had these types of discussion with other parties or was it you know simply tunnel vision between the two of you?

Tim Eller:	This is Tim; let me start off with that. Really as we look to the future we and our board decided that we wanted to put our company and the shareholders in the best possible position to weather this downturn.

And take advantage of the opportunities when this economy starts to recover. So and we studied those opportunities and it became clear that the combination with Pulte was the best way to reach those goals.

And we felt by taking decisive action now we get the team with the optimal partner and create what we believe is a game changing combination home building company for the future and one that compliments each other in many different ways.

Richard Dugas:	I completely concur with that. From the discussions that - excuse me, Tim and I have had that’s a resulted in today’s announcement. There have been extremely complimentary conversations all the way through and we feel like as we said before, picking the right partner is critical to long-term success and we are very excited about it.

Operator:	As a reminder if you would like to ask a question please press star then the number one on your telephone keypad. Your next question comes from the line of Carl Reichardt with Wachovia Securities.

Carl Reichardt:	Good morning guys, how are you?

Richard Dugas:	Good morning Carl.

Carl Reichardt:	Roger, I have a question for you. In terms of thinking long-term about target leverage ratio for Pulte when you guys have historically run relatively low on Centex has been more industry average. How should we think about that as we go forward here? Would you intend to continue to run low or more industry average this time?

Roger Cregg:	Yes Carl, I think you know we’re well known for our approach to the 40 percent (debt to cap) and we’ve not changed our stripes on that. We continue to focus on you know a very solid and flexible balance sheet.

So you know I don’t think you’ll see us changing that approach. Certainly, the leverage has gone higher for Pulte as well as the industry with the level of write-

offs. But our commitment and dedication to continue to drive a very solid balance sheet for the future is going to be driven around the lower leverage point.

So we feel pretty comfortable again, at the lower levels and we’ll continue to strive to get to those.

Carl Reichardt:	Thanks Roger, and then Tim I’m want to follow-up on the question I think Susan asked before about the business models and Centex’s relatively aggressive pursuit of what people call the asset light model. Where Richard you have been somewhat outspoken frankly, in some regards about the importance of holding long-term assets, I know you guys see those as complementary but Tim is this an admission that the business model you were attempting to pursue with that transition was going to be really a difficult thing for you to do given the cycle or your leverage or the market?

And have you changed your perspective on that issue? Or and Richard can you tell me how do you intend to run basically two different, really different businesses in terms of business models under one umbrella? I am struggling with the ability to do that and how easy it will be? So help me understand how you are going to manage that?

Tim Eller:	It’s Tim, let me start. No I don’t see any change — any reason to change our business approach to the first time, first time move up segment. The opportunities that were beginning to see now in those segments are compatible with the asset light approach.

We have and believe we will continue to have increasing opportunities to grow the entry level on the first time business on an (asset light approach) and we see those opportunities increasing currently.

So I think and Richard and I have talked about this and those segments and defining the brands and brand attributes of those two segments can co-exist with the Del Webb approach, Richard.

Richard Dugas:	Carl I think it is critically important that we recognize that approximately 80 to 85 percent of Centex’s positions are on entry level and first move-up, candidly where we have not had strength in the past.

We have become very focused on the Del Webb assets that we’ve had and as we have not been replenishing more traditional community assets over the downturn that’s the extended our positions on Del Webb because they are longer lived assets.

So I see these strategies as very complementary. We have to take a little bit longer land position on the active adult assets by nature of that buyer segment and we will continue to do that. But I completely agree with Tim there is no reason we can’t be a lot more asset efficient on the entry level and first move-up segments, which we are intending to do on a pro-forma basis going forward.

So we think it’s very complementary. And look, the name of the game here is return to profitability and generating a positive return for our shareholders. So no reason for us not to be focused that way.

Carl Reichardt:	Amen to that, thanks guys.

Operator:	Your next question comes from the line (Joshua Pollard) with Goldman Sachs.

(Joshua Pollard):	Question is on the first time market. It looks like you along with a couple other competitors are making some aggressive moves into the first time you all with this transaction. Can you talk about the longer term competitive landscape of first time — of the first time and first time move-up market? The way you guys think about it once a recovery is on hand.

Tim Eller:	This is Tim and you know demographically these are very attractive segments. If you just think about the eco boomers entering their first time buying years it is going to be a very strong demographic force as well as the mortgage affordability for that segment is not only from an interest rate standpoint but home priced standpoint is very compelling.

So we see a long, long, long runway available for the first time and first time move-up. Centex has traditionally been in those two segments with our Fox & Jacobs entry level brand particularly in Texas, very strongly positioned in those two segments historically.

(Joshua Pollard):	And I have a quick follow up on the financials. You said both companies ended the quarter, the March quarter with about $1.7 billion in cash. On the Pulte side, does that include the $360 plus million tax return you guys expected to get back this quarter and on the Centex side, was there any acceleration of the $200 to $250 million of taxes that you guys had expected to get this year? And then the last question is on the debt paid down does that include the $150 million or so of Centex JV debt.

Richard Dugas:	I’ll answer on the Pulte side and the Pulte side, that did include the $362 million tax refund in the first quarter.

Cathy Smith:	This is Cathy Smith for Centex, that does not include any tax refund that was strictly from operations.

Tim Eller:	And then that question on JV debt.

Cathy Smith:	And then on the JV debt was the question around the reduction of debt in the new combined company.

Male:	So did you pay down any...

Cathy Smith:	No, we did not retire any JV debt in the quarter. Not anything substantial anyway.

Operator:	Your next question comes from the line of (Scott Korn) with Raymond James.

(Scott Korn):	Good morning. I just want to ask the deferred tax reserve question a different way. Was there any portion of your projected recovery of those deferred taxes that factored into your evaluation for Centex and the related price you agreed to.

Roger Cregg:	Certainly when we take a look at from the cash flow standpoint you take a look at what the recoverability of that is in a period of time so yes, in our discounted cash flow models we did include those.

(Scott Korn):	And any color you can give on quantifying that?

Roger Cregg:	No.

(Scott Korn):	No?

Roger Cregg:	It’s all going to based on you know quite frankly the profitability of the business and when the industry comes back so I don’t have any other color to add to that.

(Scott Korn):	OK, OK. Will you guys be exiting any markets that either one of the companies is currently in? Any plans to exit?

Richard Dugas:	(Scott), this is Richard. We spoke to that a little earlier. I think it’s a little premature to comment on that yet. We don’t know. We did say that there’s incremental market opportunity for the companies’ brands here. As an example we might have the opportunity to expand the Del Webb brand into a couple of markets that we’re not in.

But in terms of exiting, we’re not sure yet candidly.

(Scott Korn):	OK. Thank you, gentlemen.

Operator:	Your next question comes from the line of Rob Stephenson with Fox-Pitt Kelton.

Rob Stephenson:	Good morning guys. I just wanted to check, I think I joined the called a little late. There is no impact to Pulte’s NOL for tax assets evaluation allowance or anything? It’s all on the Centex side from the merger?

Roger Cregg:	Yes, Rob, this is Roger. There is no change of control impact on Pulte. Just on Centex and Centex is the limited deferred tax asset, so yes, that is correct.

Rob Stephenson:	OK and then second question, do you guys anticipate any changes in the operations of — in the financial services operations and how you conduct the mortgage operations.

Roger Cregg:	Well ...

Richard Dugas:	I’m sorry this is Richard. Yes, we would look to integrate those functions just like we will the rest of the organizations together. The details of that are forthcoming but you know we do expect to integrate the mortgage operations and financial services operations together.

Rob Stephenson:	Thank you.

Operator:	Your final question comes from the line of (Alex Barron) with HMS Trading Group.

(Alex Barron):	I was wondering in terms of the SG&A savings you guys are projecting, is there any consideration there about mothballing properties or shutting down some communities in addition to just laying off people?

Roger Cregg:	Hi, (Alex), this is Roger. You know no, at the present time we did not look at mothballing projects to generate savings from that. It was clearly as we articulated earlier, about the overlap in a lot of the markets.

(Alex Barron):	OK, and my other question is if there were to be additional impairments on the Centex side between now and the time the merger closes, is there any chance that the amount you guys are considering exchanging would change?

Roger Cregg:	Yes, again, (Alex), this is Roger. I would say you know probably not. Again, taking a look at the potential for those going forward and you know our analysis, we did a pretty good job of trying to understand where we might be going forward, as well.

(Alex Barron):	OK, and last question is why do you guys by the combined entity allows you to, I guess, generate more cash flows than if you were on a stand-alone basis?

Richard Dugas:	This is Richard. I can take that question. Frankly, there’s a large proportion of the total lot inventory of the combined companies that will be finished, requiring not as many dollars going in to developing inventory and our ability to leverage that and generate immediate cash is enhanced.

As particularly we look at the positions and the way they come together, I’ve mentioned several times on the call, but the Texas positions, the coast of Carolina positions for Centex are immediate cash flow opportunities for the combined companies. And we both share a commitment to generating cash this year, and that’s unchanged.

So, hope that answers your questions and I just wanted to thank everyone for joining us on the call today. We look very much forward to an exciting future. Thank you.

Operator:	This concludes today’s Pulte Homes’ Merger with Centex Conference Call. You may now disconnect.
END

Forward Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the proposed merger; the failure of Pulte’s stockholders to approve either the charter amendment increasing the number of authorized shares of Pulte’s common stock or the issuance of Pulte’s common stock to Centex stockholders; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and other raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; weather related slowdowns; slow growth initiatives and/or local building moratoria; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.
Additional Information
In connection with the proposed transaction, Pulte and Centex will be filing documents with the SEC, including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Pulte. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and then under the link “SEC Filings” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.
Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.